Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Baozun Inc. (the “Company”) will be convened and held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Wednesday, June 18, 2025 at 3:00 p.m., for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2024 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.

2.	(a)	To re-elect the following retiring Directors:–

(i)	Mr. Satoshi Okada as Director.

(ii)	Dr. Jun Wang as Director.

(iii)	Ms. Bin Yu as Director.

(b)	To authorize the board of Directors (the “Board”) to fix the Directors’ fees.

3.	To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration.

4.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined in this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and/or to resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as amended from time to time), and to make, issue or grant offers, agreements or options (including but not limited to warrants, bonds and debentures convertible into Class A ordinary shares or American depositary shares (“ADSs”)) which might require the exercise of such power be and is hereby generally and unconditionally approved;

*	for identification purposes only

(b)	the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors during the Relevant Period (as hereinafter defined) and shall authorize the Directors to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which would or might require the shares in the capital of the Company to be issued or allotted either during or after the end of the Relevant Period (as hereinafter defined);

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) together with the treasury shares of the Company resold by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) an issue of Class A ordinary shares or ADSs upon the vesting of RSUs or exercise of options which may be granted under any share incentive plan or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire Class A ordinary shares or ADSs; or (iii) any scrip dividend schemes or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company or issue of option, warrants or other securities of the Company giving the right to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to buy back its own Class A ordinary shares or ADSs, subject to and in accordance with all applicable laws and/or the requirements of the Listing Rules as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its Class A ordinary shares or ADSs at a price determined by its Directors;

(c)	the total number of Class A ordinary shares or ADSs which are authorized to be bought back by the Directors pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution, and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

6.	“THAT conditional upon the passing of resolutions nos. 4 and 5 of this notice, the general mandate granted to the Directors pursuant to resolution no. 4 be and is hereby extended by the addition thereto of an amount representing the total number of shares of the Company bought back by the Company under the authority granted pursuant to the resolution no. 5, provided that such amount shall not be more than 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution.”

SPECIAL RESOLUTION

7.	“THAT:

(a)	the Proposed Articles Amendments, the details of which are set out in Appendix III to the circular of the Company dated May 16, 2025, be and are hereby approved;

(b)	the Seventh Amended and Restated Memorandum and Articles of Association, which contains all the Proposed Articles Amendments and a copy of which has been produced to this meeting, marked “A” and initialled by the chairman of the Annual General Meeting for the purpose of identification, be and are hereby approved and adopted in substitution for and to the exclusion of the existing Memorandum and Articles of Association with immediate effect; and

(c)	any Director or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that they shall, in their absolute discretion, deem necessary or expedient to give effect to the Proposed Articles Amendments and the adoption of the Seventh Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Hong Kong and Cayman Islands.”

By order of the board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, May 16, 2025

Notes:

1.	Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her, a proxy need not be a shareholder of the Company.

2.	In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto; but if more than one of such joint persons be present at the Annual General Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	To be valid, the Proxy Form duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarized copy thereof must be delivered to the Company’s Hong Kong share registrar (“Hong Kong Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be).

4.	Completion and delivery of the Proxy Form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned thereof if you so wish. In such event, the Proxy Form shall be deemed to be revoked.

5.	For the purpose of ascertaining shareholders’ entitlement to attend and vote at the Annual General Meeting, the register of members of the Company was closed from Wednesday, May 14, 2025 to Monday, May 19, 2025 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for attending and voting at the Annual General Meeting, all transfer documents accompanied by the relevant share certificates (together the “Share Transfer Documents”) must be lodged with the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, May 13, 2025.

6.	Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the shareholders at the Annual General Meeting must be taken by poll. The chairman of the Annual General Meeting will exercise his power under the Company’s articles of association to put each of the above resolutions to be proposed at the Annual General Meeting to be voted by way of a poll.

7.	In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong by the at or at any time after 12:00 noon on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

8.	If shareholders have any particular access request or special needs for participating in the above meeting, please contact the Company (email: ir@baozun.com) on or before Tuesday, June 10, 2025.

9.	The Chinese version of this notice is for reference only. Should there be any discrepancies, the English version shall prevail.

As at the date of this notice, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.